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                                                                    EXHIBIT 99.1


Internal Revenue Service


Index Number:                   61.00-00   61.03-00
                                61.43-00   451.01-00

Theodore J. Vogel
Vice-President & Tax Counsel
Detroit Edison Company
2000 2nd Avenue - 990 WCB
Detroit, MI 48226-1279


Department of the Treasury


Washington, DC 20224


Person to Contact:
Thomas Preston:ID NO. 50-05811
Telephone Number:
(202) 622-4443
Refer Reply To:
CC:FIP:2-PLR-115061-00
Date:


Legend:

Parent                           =        DTE Energy Company
                                          EIN: 38-3217752
Company                          =        The Detroit Edison Company
                                          EIN: 38-0478650
Issuer                           =        Detroit Edison Securitization Bond
                                          Company LLC
State A                          =        Michigan
State B                          =        Delaware
Statute                          =        Senate Bills 937 and 1253, 2000 Mich.
                                          Pub. Act 141 and 142
a                                =        $1.85  billion
-
b                                =        0.50
-
c                                =        14.5
-
d                                =        15
-
e                                =        5
-



Dear Mr. Vogel:

         This letter is in reply to Company's letter dated August 2, 2000, and other correspondence, asking the Internal Revenue Service to rule on the transaction described below.


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PLR-115061-00                          2

                                      FACTS

         Parent is the common parent of an affiliated group of corporations that includes the Company. Parent files a consolidated return for the group.

         Company, a calendar year taxpayer that uses the accrual method of accounting, is an electric utility in State A. Company generates, transmits, and distributes electricity to residential, commercial, and industrial customers within a designated territory. Company has the right to sell electricity at retail within its territory and is regulated by State A's Public Service Commission ("PSC") and the Federal Energy Regulatory Commission.

         State A is restructuring its electric industry. As a result, the Company's customers will be allowed to contract directly with alternative electric suppliers ("AESs"), and will compete with other parties to sell electricity.

         To facilitate deregulation, State A enacted Statute which allows each electric utility to recover the net uneconomic portions of its regulatory assets as determined by the PSC and any costs that the PSC determines the utility would be unlikely to collect in a competitive market ("Qualified Costs"). Qualified Costs include, but are not limited to, retail open access implementation costs and the costs of a PSC approved restructuring, buyout or buy-down of a power purchase contract, together with the costs of issuing, supporting, and servicing securitization bonds and any costs of retiring and refunding the electric utility's existing debt and equity securities in connection with the issuance of securitization bonds. Qualified costs also include taxes related to the recovery of securitization charges.

         Under the Statute, a utility may apply to the PSC for a financing order permitting it to recover a specified amount of Qualified Costs through the imposition and collection of special charges on the utility's customers. The special charges authorized by the financing order are called securitization charges ("Securitization Charges") and are imposed on all customers in the utility's service area using its facilities. The Securitization Charges are "nonbypassable" and generally cannot be avoided even if a customer buys electricity from another source. The Securitization Charges are assessed against the amount of electricity purchased by, or made available to, the customer, whether from the utility or from an AES. Actual collections of the Securitization Charges will vary from expected collections due to a number of factors including power usage and delinquencies. The Statute requires the financing order to provide for adjustment of the Securitization Charges at least annually to correct any over-collections or under-collections. Under the Statute, the right to collect Securitization Charges and other rights under the financing order constitute a separate property right that is called securitization property.



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PLR-115061-00                          3


         The Statute also permits a utility to request the PSC to approve the issuance of securities called securitization bonds that are secured by the utility's rights to the Securitization Charges ("Bonds"). The principal amount of Bonds approved in the financing order includes the amount of the Qualified Costs that may be recovered.


                              PROPOSED TRANSACTION


         The Company has requested a financing order from the PSC authorizing the issuance of the Bonds in an aggregate principal amount not to exceed $a. The financing order authorizes Securitization Charges in an amount needed to service the Bonds, pay transaction costs and provide for credit enhancement. The financing order requires that the Securitization Charges be adjusted annually until 12 months prior to the expected final payment date of the Bonds and quarterly thereafter. The financing order creates securitization property including the right to collect the Securitization Charges and provides that the securitization property may be assigned by the Company to a special purpose limited liability company ( the "Issuer").

         In addition, the financing order will grant the Company authority to impose and collect tax charges in an amount sufficient for the Company to recover federal and state taxes payable as a result of the Company's recognizing the Securitization Charges received. The Company will collect the tax charges for its own account.

         The Company will form the Issuer under State B law as a bankruptcy remote, limited liability company solely for the purpose of effectuating the proposed transaction. The Issuer will use the accrual method of accounting. The Company will be the sole member of the Issuer. The Issuer will not elect to be treated as a business entity organization taxable as a corporation under section 301.7701-3(b)(1) of the Procedural and Administration Regulations. The Company will contribute, as equity to the Issuer, cash equal to b percent of the initial principal amount of the Bonds.

         Pursuant to the financing order, the Company will transfer the securitization property to the Issuer. The Issuer will issue and sell Bonds to investors. The proceeds from the issuance of the Bonds, net of issuance costs, will be transferred to the Company in consideration for the securitization property.


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PLR-115061-00                          4

         The Issuer will initially issue one or more series of Bonds to investors. Each series may be comprised of one or more classes, each having a different final maturity date. The Company expects that the Bonds will have expected final payment dates of no more than c years, and final maturity dates of no more than d years. The expected final payment date is the date when all principal and interest on a class of Bonds is expected to be paid in full by the Issuer. The final maturity date is the date on which a class of Bonds will be in default under the Indenture for failure to pay the principal thereof and interest thereon in full.

         Interest on the Bonds will be payable quarterly or semi-annually at rates that are based on yields that are commensurate with similarly rated debt obligations of comparable weighted average lives. The Bonds are expected to be sold at or near their stated principal amounts. Principal payments will be scheduled to be made quarterly or semi-annually. Within a series, principal will be applied in sequential order to each class until the outstanding principal balance of the class is reduced to zero.

         In general, the Bonds will be payable solely out of the securitization property and other assets of the Issuer. In addition, the Bonds may be subject to an optional "clean-up" (i.e., early payment of all outstanding principal and accrued interest) when the outstanding principal of the Bonds has been reduced to e (or less than e) percent of the initial principal amount.

         Initially, the Company will act as servicer of the securitization property (the "Servicer"). As Servicer, the Company will bill and collect Securitization Charges from customers, remit amounts collected to the Issuer, apply to the PSC for adjustments to the Securitization Charges, and retain all books and records with respect to the Securitization Charges, subject to the Issuer's right of inspection. The Company will retain all investment income earned on the Securitization Charges between the time they are collected and the time they are remitted to the Issuer. Only in the event that the Company fails satisfactorily to perform its servicing functions will the Company be subject to replacement as Servicer. The Company will receive a fee as Servicer, payable monthly.

         The Securitization Charges will be set to provide for the recovery of the principal of and interest on the Bonds and related expenses, as well as for an excess amount, i.e., the Overcollateralization Amount, that will eventually reach at least b percent of the initial principal amount of the Bonds. The Overcollateralization Amount will be collected approximately ratably over the expected term of the Bonds.

         A Collection Account will be established as credit enhancement for the


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PLR-115061-00                          5


Bonds. The Collection Account will consist of four subaccounts entitled General, Overcollateralization, Capital and Reserve. The General Subaccount will hold all funds in the Collection Account not held in any of the other three subaccounts. The Servicer will remit all Securitization Charge collections to the General Subaccount, and the Trustee will use the amounts in the General Subaccount to make payments in the following order of priority: (i) certain fees and expenses of the Servicer and the administrator and the independent managers of the Issuer and other operating expenses of the Issuer up to a specified amount, (ii) interest on the Bonds, (iii) specified amounts of principal of the Bonds, (iv) any amounts needed to replenish withdrawals from the Capital Subaccount up to the initial balance, (v) amounts required to fund, to its required level, and to replenish withdrawals from the Overcollateralization Subaccount, and (vi) to the Reserve Subaccount for distribution on subsequent payment dates. Upon the retirement of any series of Bonds, funds, if any, equal to the amounts in the Overcollateralization Subaccount and the Reserve Subaccount will be transferred to the Issuer (to the extent not required for other series), and The Company will credit to ratepayers an amount so released to the Issuer.

         To the extent that the General Subaccount in any period is insufficient to make the required payments, the Trustee will draw upon the Reserve Subaccount, the Overcollateralization Subaccount, and finally, the Capital Subaccount to make these payments. To the extent that amounts in the Capital Subaccount or the Overcollateralization Subaccount are used to make payments of fees, expenses, interest and scheduled principal, future Securitization Charges will be adjusted to replenish those subaccounts. In addition, any funds in the Reserve Subaccount from prior payment dates will be used to replenish the Capital Subaccount and the Overcollateralization Subaccount.

         Certain events constitute a default by the Issuer on its payment obligations with respect to the Bonds. These events include a default in the payment of interest within five days after a payment is due and a default in the payment of outstanding principal as of the legal final maturity date. In the event of a payment default, the Trustee or holders of Bonds owning a majority in principal amount of the Bonds then outstanding may declare the unpaid principal amount of all the Bonds then outstanding to be due and payable.

         The Bonds will be nonrecourse to the Company and will be secured only by, and generally payable solely out of, the Issuer's assets, which will include the securitization property, rights under the transaction documents and the Collection Account, the right to obtain adjustments to the securitization property, and any swap agreement executed to permit the

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PLR-115061-00                          6

issuance of floating rate Bonds. The Company expects that at least two nationally recognized credit rating agencies will give the Bonds their respective highest available credit ratings.

                                     ISSUES

         1. Will the issuance of the financing order and the transfer of the securitization property to the Issuer result in gross income to the Company?

         2. Will the issuance of the Bonds and the transfer of the proceeds of the Bonds to the Company result in gross income to the Company?

         3. Will the Bonds constitute obligations of the Company?



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PLR-115061-00                          7

                                 APPLICABLE LAW

         Section 61 of the Internal Revenue Code generally defines gross income as "income from whatever source derived," except as otherwise provided by law. Gross income includes income realized in any form, whether in money, property, or services. Section 1.61-1(a) of the Income Tax Regulations. This definition encompasses all "accessions to wealth, clearly realized, and over which the taxpayers have complete dominion." Commissioner v. Glenshaw Glass Co., 348 U.S. 426, 431 (1955), 1955-1 C.B. 207.

         The right to collect the Securitization Charges and the Tax Charges is of significant value in producing income for the Company. Moreover, State A's action in making the rights to the Securitization Charges transferable has enhanced that value. Generally, the granting of a transferable right by the government does not cause the realization of income. Rev. Rul. 92-16, 1992-1 C.B. 15 (allocation of air emission rights by the Environmental Protection Agency does not cause a utility to realize gross income); Rev. Rul. 67-135, 1967-1 C.B. 20 (fair market value of an oil and gas lease obtained from the government through a lottery is not includible in income).

         The economic substance of a transaction generally governs its federal tax consequences. Gregory v. Helvering, 293 U.S. 465 (1935), XIV-1 C.B. 193. Affixing a label to an undertaking does not determine its character. Rev. Rul. 97-3, 1997-1 C.B. 9. An instrument secured by property may be an obligation of the taxpayer or, alternatively, may be a disposition of the underlying property by the taxpayer. Cf. Id. (the Small Business Administration is the primary obligor of certain guaranteed payment rights that are created under its participating security program).

                                   CONCLUSIONS

         Based on the facts as represented, we rule as follows:

         1. Neither the issuance of the financing order nor the transfer of the Securitization Property to the Issuer will result in gross income to the Company.

         2. The issuance of the Bonds and the transfer of the proceeds of the Bonds to the Company will not result in gross income to Company.

         3. The Bonds will be obligations of Company.


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PLR-115061-00                          8

         Except as specifically ruled on above, no opinion is expressed or implied regarding the federal tax aspects of the transaction.

         This ruling is directed only to the taxpayer requesting it. Section 6110(k)(3) of the Code provides that this ruling may not be used or cited as precedent.

         A copy of this letter should be attached to the federal income tax return of the Company for the taxable years that include the transaction described in this letter.


                                          Sincerely yours,
                                          Acting Associate Chief Counsel
                                          (Financial Institutions & Products)

                                          By: _______________________
                                          William E. Coppersmith
                                          Chief,  Branch 2


Enclosure

cc:
      Brian E. Wheeler
      2000 2nd Avenue - 990 WCB
      Detroit, MI 48226-1279